UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 31, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a News Release dated 30 August 2018 entitled ‘VODAFONE GROUP ANNOUNCES MERGER BETWEEN VHA AND TPG’

RNS: 2005Z

30 August 2018

VODAFONE GROUP ANNOUNCES MERGER BETWEEN VHA AND TPG

Vodafone Group Plc (“Vodafone”) announces that Vodafone Hutchison Australia Pty Limited (“VHA”) and TPG Telecom Limited (“TPG”) have agreed a merger to establish a new fully integrated telecommunications operator in Australia (“MergeCo”).

The merger brings together leading talent in Australia’s mobile and fixed broadband sectors and accelerates the benefits of the substantial network investments made by both companies. The merged company will be a more powerful challenger to Telstra and Optus in Australia, with an integrated fixed and mobile offering. It will also be better able to invest in next generation mobile and fixed networks and drive innovation, service and product improvements to benefit Australian telecoms customers.

Vodafone and Hutchison Telecommunications (Australia) Limited (“HTAL”) will each own an economic interest of 25.05% in MergeCo, with TPG shareholders owning the remaining 49.9%. The Board of MergeCo will comprise: David Teoh, as Chairman (currently CEO and Chairman of TPG), Iñaki Berroeta as Managing Director and CEO (current CEO of VHA), existing TPG directors Robert Millner and Shane Teoh, two nominees of Vodafone, two nominees of HTAL, and two new independent directors. MergeCo will be listed on the Australian Securities Exchange (ASX) and called TPG Telecom Limited. There are no changes currently planned to any of the existing brands of either VHA or TPG.

The merger is expected to generate substantial cost synergies from the combination of two complementary networks, rationalisation of duplicated costs and economies of scale. Additionally, the combined entity will benefit from revenue synergies through cross-selling of products across both VHA and TPG’s corporate and consumer customer bases.

The agreed merger ratio implies an enterprise value for VHA of A$7.5 billion. This is equivalent to valuing VHA at 7.4x EV/LTM June 2018 EBITDA and 19.2x EV/LTM June 2018 operating free cash flow (OpFCF). MergeCo will have a pro forma enterprise value of approximately A$15.0 billion, revenue of over A$6.0 billion, EBITDA of over A$1.8 billion and OpFCF of A$0.9 billion. Approximately A$2.0 billion of VHA’s existing debt will be contributed to MergeCo, which will have pro-forma leverage of approximately 2.2x net debt/EBITDAi and an expected strong investment grade credit profile. The strong cash generation of the combined entity is expected to support an attractive dividend. It is intended that MergeCo will pay a dividend of at least 50% of net profit after tax adjusted for one-off restructuring costs and certain non-cash items (“Adjusted NPAT”)ii and have a medium-term target leverage range of 1.5-2.0x net debt/EBITDA. Vodafone’s interest in MergeCo will be accounted for under the equity method.

Vodafone and HTAL’s shareholdings in MergeCo, and the remaining VHA net debt of approximately A$4.8 billion that will not be contributed into the merged company, will primarily be held through an entity jointly owned by the Vodafone Group and HTAL. Debt held through this entity will be serviced by dividends from MergeCo, and will not be consolidated by Vodafone or HTAL. Vodafone will provide a guarantee on approximately A$2.4bn of this debt, lower than the approximately A$3.3 billion guarantee that Vodafone currently provides for VHA’s debt.

Vodafone, HTAL and David Teoh have entered into a 24 month standstill arrangement in relation to their shareholdings in the combined business.iii

Nick Read, CEO-designate, Vodafone, said: “This transaction accelerates Vodafone’s converged communications strategy in Australia and is consistent with our proactive approach to enhance the value of our portfolio of businesses. The combined listed company will be a more capable challenger to Telstra and Optus, and will be much better placed to invest in next generation mobile and fixed line services to benefit Australian consumers and businesses.”

In parallel to the merger agreement, TPG and VHA have signed a separate Joint Venture Agreement. The scope of the joint venture is to acquire, hold and licence 3.6 GHz spectrum.  The Government is auctioning 125 MHz of 3.6 GHz band spectrum, with the auction expected to commence in late November 2018. The joint venture will register as a participant in the auction. In addition, the parties will negotiate with the aim of expanding the business of the joint venture in future, including to acquire future spectrum licenses and/or facilitate various forms of efficient spectrum and network sharing including a shared 5G Radio Access Network. The Joint Venture Agreement is ongoing, and will not terminate if the merger fails to proceed.

It is anticipated that the merger will complete in 2019, subject to approval from TPG shareholders and regulatory authorities.

- ends -

Further information

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Advisers to VHA

BofA Merrill Lynch and Deutsche Bank are acting as financial advisers and Norton Rose Fulbright is acting as legal counsel.

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 46 more, and fixed broadband operations in 18 markets. As of 30 June 2018, Vodafone Group had 534.5 million mobile customers and 19.9 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About VHA

VHA is Australia’s third largest mobile operator which is owned 50/50 by HTAL and Vodafone Group and has a mobile customer base of approximately 6 million subscribers as of 30 June 2018. It owns and operates a fixed-wireless mobile network with over 5,000 sites, international transit capacity and a strategic portfolio of spectrum assets.

About TPG

TPG is an ASX listed, Australian telecommunications provider with Australia’s second largest fixed line residential subscriber base (over 1.9 million customers) and a significant corporate, government and wholesale business. TPG owns and operates a 27,000km+ metropolitan and inter-capital fibre network.

VHA and TPG estimated contributions to MergeCo — Jun-18 LTM

A$ million	VHA	TPG	MergeCo
Implied equity valueiv	5,463	5,442	10,905
Net debt contribution[i]	2,024	2,024	4,048
Enterprise value	7,487	7,466	14,953

Revenue[v]	3,569	2,498	6,022
EBITDA[v]	1,008	839	1,855
Capexvi	617	343	960
OpFCFvii	391	497	895

i  Leverage includes $1,944 million of VHA’s net debt and $1,672 million of TPG’s net debt at closing and 700 MHz spectrum payments of A$80m and A$352m due in January 2019, respectively. Leverage does not include the 700 MHz spectrum payments due in January 2020 of A$80m and A$352m for VHA and TPG respectively, nor any working capital adjustments that may be required.

ii  Adjustments of one-off restructuring costs and certain material non-cash items in order to ensure that the Adjusted NPAT is more closely aligned to the cash generation of MergeCo.

iii  Vodafone has agreed to a 24 month escrow period in relation to its entire shareholding in MergeCo, commencing from implementation of the Scheme, during which period Vodafone cannot sell its shares in MergeCo. TPG Chairman David Teoh has also agreed to a 24 month escrow in MergeCo following implementation of the Scheme.

iv  Equity value of TPG based on TPG’s last close undisturbed share price of A$6.29 as at 21 August 2018 adjusted for the difference between TPG’s current net debt of A$1,266m and its target net debt of A$1,672m. Implied equity value of VHA based on agreed merger ratio after adjusting for TPG’s target net debt. Excludes adjustments for the demerger of TPG’s Singapore business.

v  VHA revenue and EBITDA is for last 12 months as at 30 June 2018, TPG revenue and EBITDA is for last 12 months as at 30 June 2018. MergeCo revenue and EBITDA presented on a pro-forma basis including consolidation adjustments.

vi  VHA cash capex is for last 12 months as at 30 June 2018 excluding one-off capitalised commission adjustments, TPG cash capex is for last 12 months as at 30 June 2018. MergeCo capex presented on a pro-forma basis including consolidation adjustments.

vii  OpFCF defined as EBITDA less Capex, excluding spectrum payments and one-off payments of capital creditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 31, 2018	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary